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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               SCHEDULE 14D-9/A
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             --------------------

                               (AMENDMENT NO. 4)

                           ARVIDA/JMB PARTNERS, L.P.
                           (NAME OF SUBJECT COMPANY)

                           ARVIDA/JMB PARTNERS, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                         LIMITED PARTNERSHIP INTERESTS
                        AND ASSIGNEE INTERESTS THEREIN
                        (TITLE OF CLASS OF SECURITIES)

                                     NONE
                   (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                             --------------------

                                 GARY NICKELE
                           ARVIDA/JMB MANAGERS, INC.
                           900 NORTH MICHIGAN AVENUE
                           CHICAGO, ILLINOIS  60611
                                (312) 440-4800

(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPY TO:
                             MICHAEL H. KERR, P.C.
                               KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                           CHICAGO, ILLINOIS  60601
                                (312) 861-2094

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

  This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") filed by Arvida/JMB Partners, L.P. (the "Partnership") on October 28, 1996, as amended by Amendment No. 1 on November 14, 1996, Amendment No. 2 on November 15, 1996 and Amendment No. 3 on December 17, 1996. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in the originally filed Statement.

  ITEM 4. THE SOLICITATION OR RECOMMENDATION

       Item 4 (b) is amended by deleting subsections (i) and (ii) thereof and replacing them with the following:

       (i) The opinion of Lehman Brothers Inc. ("Lehman"), whom the Partnership has retained as financial advisor for the Special Committee, expressed in a letter, dated December 19, 1996 delivered to the Special Committee, that the consideration offered in the Offer is inadequate from a financial point of view to the Interestholders as a class as compared to the Lehman Estimated Liquidation Value (as defined below). However, because the decision of each individual Interestholder as to whether to accept the consideration offered pursuant to the Offer may be based to a significant extent on such holder's current or anticipated need or desire for liquidity, Lehman was not requested to, and did not, render any opinion as to the adequacy, from a financial point of view, of the consideration offered in the Offer to any particular Interestholder who has an immediate or anticipated need or desire for liquidity. A copy of such letter is filed as Exhibit (c)(9) hereto.

     (ii) Lehman has also prepared an estimate of the present discounted value (the "Lehman Estimated Liquidation Value") of an Interest based on the assumption that the Partnership commences a theoretical orderly liquidation in October 1997 and completes that liquidation by October 2002 (the "Assumed Liquidation"). The Lehman Estimated Liquidation Value as of October 1, 1996, which was conveyed in writing to the Special Committee by the letter dated December 19, 1996, is a range of $595 to $640 per Interest. The Offer of $500 per Interest is between approximately 78% and 84% of the high and low end of the range in the Lehman Estimated Liquidation Value. The Lehman Estimated Liquidation Value represents Lehman's estimate (based on, among other things, the Partnership's June 1996 Draft Projected Budgets, removing any adjustments relating to the Starwood Financing, which has been enjoined) of the gross cash distributions that an Interestholder would receive between October 1, 1996 and the completion of the Assumed Liquidation, discounted to reflect the present value of such distributions. It should be noted that the Lehman Estimated Liquidation Value does not represent an estimate by Lehman of the fair market value of an Interest.

 ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

   Item 9 of the Statement is amended to add the following Exhibits:

(c)(9) Letter, dated December 19, 1996, from Lehman Brothers, Inc. addressed to the Special Committee.

                                       2
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ARVIDA/JMB PARTNERS, L.P.


                                        By:  Arvida/JMB Managers, Inc.,
                                             -----------------------------------
                                             General Partner of the Partnership


                                        By:  /s/ Judd D. Malkin
                                             -----------------------------------
                                             Name:  Judd D. Malkin
                                             Title:  Chairman

Dated:  December 19, 1996

                                       3

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                                 EXHIBIT INDEX

EXHIBIT                                                                     PAGE
NUMBER                              DESCRIPTION                              NO.
-------    -------------------------------------------------------------    ----

(c)(9)     Letter, dated December 19, 1996, from Lehman Brothers
           Inc. addressed to the Special Committee.


                                                                  Exhibit (c)(9)

                                LEHMAN BROTHERS



                                                               December 19, 1996


Special Committee of the Board of Directors
Arvida/JMB Managers, Inc.
900 North  Michigan Avenue
Chicago, IL 60611-1575

Members of the Board:

We understand that Raleigh Capital Associates, L.P. ("Raleigh") has commenced a tender offer to purchase up to 100,000 units of limited partnership interest ("Units")(25% of the outstanding Units) in Arvida/JMB Partners, L.P. (the "Partnership") at a cash purchase price of $500 per Unit (the "Raleigh Offer"). The terms and conditions of the Raleigh Offer are set forth in more detail in the Offer to Purchase relating thereto dated October 17, 1996, as such Offer to Purchase has been subsequently amended (as amended, the "Raleigh Offer to Purchase"). We further understand that Raleigh acquired 79,696 Units on August 1, 1996 at a cash purchase price of $461 per Unit pursuant to its June 19, 1996 offer to purchase up to 185,000 Units, as such offer was amended.

We also understand that the Partnership currently intends to complete an orderly liquidation of the Partnership's assets commencing in October 1997 and ending by 2002 (the "Liquidation"). We have been requested by the special committee of the Board of Directors (the "Special Committee") of Arvida/JMB Mangers, Inc., in its capacity as general partner of the Partnership (the "General Partner"), to render: (i) our estimate as to the hypothetical liquidation value (the "Hypothetical Liquidation Value") of a Unit as of October 1, 1996 based on the assumption that the Partnership commences the Liquidation of the Partnership's assets in October 1997 and completes that liquidation by the year 2002; and (ii) our opinion as to the adequacy, from a financial point of view, to the holders of the Units as a class, of the consideration offered to such holders in the Raleigh Offer as compared to the Hypothetical Liquidation Value. However, because the decision of each individual holder of Units as to whether to accept the consideration offered pursuant to

Special Committee of the Board of Directors
Arvida/JMB Managers, Inc.
December 19, 1996

the Raleigh Offer may be based to a significant extent on such holder's current or anticipated need or desire for liquidity, we have not been requested to opine as to, and our opinion does not in any manner address, the adequacy, from a financial point of view, of such consideration to any particular holder of the Units who has an immediate or anticipated need or desire for liquidity.

In arriving at our opinion, we reviewed and analyzed:

   (i) the Raleigh Offer to Purchase and the specific terms and conditions of the Raleigh Offer;

   (ii) publicly available information regarding the Partnership set forth in the Partnership's Form 10-Q for the quarter ended September 30, 1996 and Form 10-K for the year ended December 31, 1995;

   (iii) financial and operating information with respect to the business, operations and prospects of the Partnership furnished to us by the Partnership;

   (iv) independent appraisals, market studies and other information regarding certain of the Partnership's assets furnished to us by the Partnership or obtained from third parties;

   (v) a comparison of the financial terms of the Raleigh Offer with the results of the analysis of the Hypothetical Liquidation Value performed by us as described below;

   (vi) information regarding secondary market trading volumes and prices of the Units; and

   (vii) information relating to other recent third-party tender offers to purchase the Units.

Special Committee of the Board of Directors
Arvida/JMB Managers, Inc.
December 19, 1996

In addition, we have had discussions with the management of the Partnership and the General Partner concerning the Partnership's business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without assuming responsibility for the independent verification of such information and have further relied upon the assurances of management of the Partnership and the General Partner that they are not aware of any facts that would make such information inaccurate or misleading in any material respect. With respect to the financial projections of the Partnership, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Partnership as to the future financial performance of the Partnership. However, for purposes of our analysis, and based upon our review of certain independent market data, we also utilized certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the Partnership's projections. In arriving at our opinion, we have not conducted a physical inspection of the Partnership's properties, but have obtained and reviewed existing independent appraisals and market studies of certain of the assets of the Partnership. In addition, in arriving at our opinion you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or part of the Partnership's business or assets or the making of any loan to, or participating in a recapitalization of, the Partnership. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

You have advised us that, based on current circumstances, the members of the Special Committee currently intend to commence an orderly liquidation of the Partnership's assets in October 1997 and complete that liquidation by 2002. Accordingly, in arriving at our opinion, the only valuation analysis we have performed is a discounted cash flow analysis applied to the cash distributions to be received by the limited partners in the Partnership based on the financial projections referred to in the preceding paragraph and the assumption that the Partnership commences and completes the Liquidation as set forth in such projections. The projected cash distributions to limited partners are based on a series of important assumptions underlying such financial projections, including assumptions as to the prices and other terms for which the Partnership's assets can be sold and the timing of those sales. Many of these assumptions are beyond the control of the Partnership and may or may not prove to be correct. Our opinion is based on the projections and assumptions referred to above with respect to the cash distributions that are projected to be made to the holders of the Units pursuant to the Liquidation, and had you provided us with projections and assumptions which were materially different with respect to such cash distributions, our conclusion may have been different. Based solely on this limited

Special Committee of the Board of Directors
Arvida/JMB Managers, Inc.
December 19, 1996

valuation methodology, we have estimated a Hypothetical Liquidation Value as of October 1, 1996 of $595 to $640 per Unit assuming the completion of the Liquidation.

Based on the limited valuation methodology discussed above, and subject to the assumptions, limitations and other considerations referred to herein, we are of the opinion that, as of the date hereof, the consideration offered to the holders of the Units in the Raleigh Offer is inadequate, from a financial point of view, to the holders of the Units as a class as compared to the Hypothetical Liquidation Value. However, as mentioned above, we express no opinion as to the adequacy, from a financial point of view, of the consideration offered in the Raleigh Offer to any particular holder of the Units who has an immediate or anticipated need or desire for liquidity.

Because, in the future, other alternative strategies may be selected by the General Partner for realizing the value of the Partnership's assets, our analysis described herein cannot and does not take into account the potential value of the Units if other strategies are employed.

We have acted as financial advisor to the Partnership in connection with the Raleigh Offer and will receive a fee for our services, a portion of which may be dependent upon the price at which a tender offer for the Units is consummated. In addition, the Partnership has agreed to indemnify us for certain liabilities that might arise out of the rendering of this opinion. We have also performed various investment banking services for affiliates of the Partnership and the General Partner in the past and have received customary fees for such services.

This opinion is for the use and benefit of the Board of Directors of the General Partner. This opinion is not intended to be and does not constitute a recommendation to any limited partner of the Partnership as to whether or not to accept the consideration offered for the Units in the Raleigh Offer, whether as a means to liquidate such limited partner's interest in the Units or otherwise.

Very truly yours,

LEHMAN BROTHERS


/s/ Robert C. Lieber
------------------------
Managing Director